July 8, 1998

Mr. Ed Jaroski
Capstone Social Ethics & Religious Values Fund
c/o Capstone Financial Services
5847 San Felipe
Suite 4100
Houston, TX  77057

Dear Ed:

We would like to thank you for choosing Madison Portfolio Consultants, Inc. as the investment consultant to the Board of Trustees ("Board") of the Capstone Social Ethics and Religious Values Fund ("SERV Fund"). We look forward to working with you. This letter outlines the specific services we will be providing and their associated costs.

Specifically, we will perform the following tasks:

            1) We will meet with the Board of SERV Fund, any Advisory Committee that may be appointed by the Board, and/or its other professionals (managers, accountants, lawyers, et. - probably by phone) to review the needs and constraints on the individual portfolios of SERV Fund. These include consideration of the purpose, cash-flow needs, philosophies, etc. of SERV Fund and its portfolios.

            2) Based upon these discussions, we will prepare a suggested statement of objectives and guidelines for consideration by the Advisory Committee and the Board as a basis for ongoing review and monitoring of the operations and performance of the portfolios.

            3) As necessary, we will conduct a search to identify potential additional and alternative investment managers for consideration by the Advisory Committee and the Board.

            4) We will meet with the Advisory Committee and the Board quarterly to review investment performance of each of SERV Fund's portfolios, and to assist the Advisory Committee and Board in determining whether the investment manager is performing to expectations. We will be monitoring how much the manager has earned, how it compares against other investment managers, what types of risks it is taking, etc. We will also be reviewing the efficiency of certain administrative and custodial functions.

            5) We will act as a resource for the Advisory Committee and the Board on questions they may have and on topics with which we think they should become acquainted. This educational function is important to enable the Board and the Advisory Committee to keep abreast of what is happening in the investment arena.

            6) We will work with the Advisory Committee and the Board to develop material and presentations which may assist entities investing in the SERV Fund to develop an appropriate asset allocation mix among the various portfolios (i.e., large capitalization stocks, short term bonds, etc.). These materials would include:

                        a) educational material concerning asset allocation (including simulations of returns of various portfolio mixes across the risk spectrum and the efficient frontier).

                        b) periodic in-person educational sessions provided during quarterly review meetings.

                        c) telephone response to questions about general or specific investment policy matters concerning SERV Fund and/or long-term asset allocation policies.

            7) Our fee schedule for the above services, based on the annual average aggregate daily net assets of SERV Fund, is as follows:

                  Net Total Assets                    Annual Fee

             First $200,000,000                     2.5 basis points
             Next $200,000,000                      1.0 basis points
             Next $600,000,000                      0.5 basis points
             Amounts over $1,000,000,000            negotiable

             Minimum Fee = $50,000 per annum


                   Fees will be paid quarterly, in arrears, based upon a calendar quarter billing cycle.

                  The  above fee  schedule  includes  all  travel  and  expenses associated with attending up to four meetings per year at mutually agreed upon locations in the United States. Any additional travel and expenses incurred by Madison as part of the consulting relationship would be an additional cost to the SERV Fund.

            8) Either party may terminate this agreement without penalty by notification in writing, with 60 days' notice. In the event this agreement is terminated, Madison will be compensated pro rata for any period during which it provides services hereunder and for which it has not been compensated, plus any outstanding reimbursable expenses.

            9) This agreement shall be governed by the laws of the State of New York.

            10) All information furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties except as required by law.

            11) It is understood:

                        a) that Madison's services hereunder are of a consulting nature only;

                        b) that Madison will have no power to determine that any security or other investment shall be purchased by any portfolio of SERV Fund;

                        c) that Madison will not furnish  advice to SERV Fund or
                  any of its portfolios with respect to the desirability of investing in, purchasing or selling securities or other property; and

                        d) that  Madison  will not provide  services  that would
                  cause it to be deemed an investment adviser (as that term is defined in the Investment Company Act of 1940) to SERV Fund or that would require it to register as an investment adviser under the Investment Advisers Act of 1940.

This letter serves as our official proposal of services to the SERV Fund.

Sincerely,



Frederick W. Weiss III
Vice President

Upon your acceptance of this proposal, Madison Portfolio Consultants, Inc. will begin providing services as of July 20, 1998. If this is acceptable, please sign below.

THE CAPSTONE SOCIAL ETHICS AND
  RELIGIOUS VALUES FUND


By:________________________________

Name: (Print/Type)_________________________

Title:____________________________________

Date:__________________